

July 8, 2010

<u>**Via Facsimile (212) 245-3009 and U.S. Mail**</u>
Mitchell Hollander, Esq.
Kane Kessler P.C.
1350 Avenue of the Americas
New York, NY 10019

Re: Crown Crafts, Inc.
Preliminary Proxy Statement filed on Schedule 14A filed June 30, 2010 by
Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value,
L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital
Management, LLC, Wynnefield Capital, Inc., Channel Partnership II, L.P.,
Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, Nelson Obus,
Joshua H. Landes, Jon C.Biro, Melvin L. Keating
File No. 1-07604

Dear Mr. Hollander:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please describe the provisions of the company's governing instruments which you believe permit you to nominate the current slate of candidates. Further, please revise to state whether or not the nominations were made timely and whether the Wynnefield Group is in compliance with any of the provisions in such governing instruments.

Reasons to Vote, page 3

2.   Although you make reference to the minority position that the nominees would have if elected to the Board, please revise <u>throughout</u> to further highlight the limitations on the ability of your nominees to effect changes given their minority status.

3. Please revise to specify clearly any plans the nominees plan to advocate for if elected, including plans that address management's "failure to create stockholder value" and how the nominees intend to "effectively monitor an evaluation of strategic alternatives and corporate governance practices." If the nominees have no specific plans, revise to clearly state this fact.

4. Throughout the proxy statement, you imply or state directly that the Board, including the Strategic Review Committee, has "feigned" compliance with its mandate or been intransient with respect to change. Disclosure on page 8 states that the Wynnefield Group is nominating candidates in order to bring "accountability" to the Board, which implies that the current board lacks accountability. Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Exchange Act Rule 14a-9. Accordingly, please remove such statements, or in the alternative, set forth the basis for your assertions. We may have further comment.

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please re-characterize certain statements as your opinion or belief and also provide us with support for the statements you make with respect to the following:

    - assertions that the Board has failed to address a wide range of deficiencies (page 3);

    - allegations that the Board is seeking to entrench itself and "financially benefit[] …existing directors and management to the detriment of stockholders…" (page 3);

    - allegations that management has failed to create stockholder value, generate "meaningful" long term growth of revenues or "sustainable" profits from operations or adopt best practices of corporate governance; and,

    - assertions that the Board has been minimally responsive to the Wynnefield Group's concerns.

    Where the basis of support are other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Company's Share Price Has Underperformed, page 5

6. Please provide greater context to the disclosure under this heading and disclosure regarding financial performance of the company generally. Acknowledge, for example,

the impact of recent share price volatility within the overall market that has affected a wide range of companies across various industries.

Failure to Address Business Challenges, page 6

7.   Please expand your disclosure regarding the strategic options the Wynnefield group has "urged" the company to fully explore, including any specific options the Wynnefield group would like to see implemented that may result in an extraordinary corporate transaction. In this regard, please supplement your disclosure to define the "viable strategic plan" the participants plan on pursuing that is referenced on page 9.

Proposal 1, page 10

8.   Please revise to highlight that shareholders who vote using the gold proxy card will not be able to vote for the Class II director nominated by the company and as such, are effectively disenfranchised with respect to a vote on that matter.

9.   It appears that you are attempting to rely on the "short slate provisions" set forth in Exchange Act Rule 14a-4(d). Your disclosure and the form of proxy card, however, should be revised to set forth the undertaking that gold proxies will be voted in favor of company nominees other than those company nominees you specifically identify. As currently disclosed, you have not provided this undertaking or any indication of which of the company's nominees the gold proxy will not be voted for. Please revise. Refer to Release No. 34-31326.

Other Matters, page 13

10.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Solicitation; Expenses, page 13

11.   We note that you plan on soliciting proxies via mail, advertisement, telephone, facsimile and personal solicitation. Please clarify whether you intend to solicit using the Internet and/or e-mail. Further, please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions